WEBSAFETY, INC.
2201 West Royal Lane, Suite 200
Irving, Texas 75063

December 13, 2010

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Subject: File number 333-140378
Date: October 27, 2010

Dear Sir or Madam,

In response to your letter dated October 27, 2010 concerning our Form 10K for the year ended December 31, 2009, the following contains our response to the comments in the order they were presented.

1.	SEC Comment # 1

Please file your response letter dated August 5, 2010 under the label “correspondence” via the Edgar system

Response to SEC Comment # 1

The letter dated August 5, 2010 was not a response but a draft of a proposed response as previously discussed with you.

2.	SEC Comment #2

We note your responses to our prior comments 1 through 5 and have the following additional comments.  We note your response which indicates that whenever a new market develops and a product is created to enter into that market, it takes time to introduce the product, educate the purchasers, create product and brand awareness and develop distribution channels for the sale of the product.  As you have indicated, this marketplace is so new that there are no prior products and no specific data regarding adoptions and usage.  Please note that it is not appropriate in accordance with generally accepted accounting principles to maintain an asset that has no proven market acceptance, merely based on a belief that it will be successful in generating revenues based on various environmental factors.  As such, in light of the fact that your asset has limited market acceptance and projections for 2010 have not materialized, we believe that based on the limited information you have to date and the new subscriptions you have appropriated, adjust the value of the asset to an amount that is supported by recent factual evidence projections that can be substantiated by existing agreements.

Response to SEC Comment #2

See response to SEC Comment #3.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
December 13, 2010

3.	SEC Comment #3

Furthermore, your impairment analysis and potential write-down should be accompanied by a detailed discussion that indicates to your investors all the assumptions and methodology used.  Your disclosure should include at a minimum:

•	Your basis or rationale for this asset’s estimated life.
•	The projected number of subscribers for each future period, and your basis for your estimates.
•	Your basis for converting this information into expected revenue levels for these periods.
•	Projected gross margin levels and project cost increases assumed in your impairment analysis along with an explanation of the basis or rationale for these assumptions.

We believe the impairment analysis should be performed as of September 30, 2010, the end of the asset’s first year since its introduction to the marketplace.  Please provide us with the results of your analysis, and an example of your disclosure that includes your results and all the aforementioned information.  We may have further comment upon reviewing your response.

Response to SEC Comment #2 and #3

We appreciate the telephonic conference call that was held on November 30, 2010 during which additional clarification was given regarding your comments.

From a pre-marketing standpoint, we undertook a public relations campaign starting mid way through the third quarter of this year.  It has brought a tremendous amount of attention to WebSafety and its software applications (“Products”).  During this time significant contracts were negotiated including Manage Mobility and AAA of Northwest Ohio.  At this time we are negotiating two additional significant contracts that should be signed during the first quarter of 2011.

We successfully tested an Internet marketing campaign in September 2010.  We have incorporated changes that we believe will cause greater awareness and acceptance of the Products.  Additionally, we have had additional TV interviews and acknowledgement from our introduction at the Distracted Driving Summit that was chaired by Secretary of Transportation, Ray LaHood.

During this month of December we expect sales to be slow for a few reasons: (1) Holiday Season; (2) AAA of Northwest Ohio will begin the marketing to its members beginning January 2011; (3.) Manage Mobility’s clients have year end budgets that will be completed and these clients are receptive to new telecom products at the beginning of their yearly budgets starting January of 2011.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
December 13, 2010

Our revised Internet marketing campaign begins slowly during the middle of December 2010 and reaches at a more standard level after the New Year’s Holiday.

Based upon the above mentioned items, we believe the first quarter of 2011 will allow us to meet if not exceed our first quarter customer projections.

Our yearly projection for 2010 as contained in our response dated August 17, 2010 was for 5,000 subscribers.  Our projection for 2011 is for 25,000 subscribers which include our 2010 projection of 5,000.  The quarterly projections for 2011 are as follows: Q1-1,500 new subscribers Q2-2,500 new subscribers; Q3-6,000 new subscribers and Q4-10,000 new subscribers.  We feel confident based upon the signed contracts, the two new parties that we are in discussions with and the Internet marketing that we will meet if not exceed the 2011 projections.

I would like to add that based upon the estimated useful three year life of the asset, the asset has already lost one-third of its value through amortization as reflected on our financial statements for the period ended September 30, 2010.

For reasons stated above, we believe no impairment is required at this time.  As we discussed in our telephone call on November 30, 2010, we would like to file a supplemental response to your comments on March 31, 2011.

The first quarter of 2011 will more fully reflect the success of our marketing and sales effort post holiday.

In connection with the Company’s responses to the SEC comments the Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Rowland W. Day II

Rowland W. Day II